      As filed with the Securities and Exchange Commission on May 6 2004
                                                        Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              ---------------------


                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                              ---------------------


                           CANARGO ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)


          DELAWARE                                        91-0881481
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                           P.O. BOX 291, ST PETER PORT
                        GUERNSEY, GY1 3RR, BRITISH ISLES
                               +(44) 1481 729 980
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              ---------------------


                                DR. DAVID ROBSON
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           P.O. BOX 291, ST PETER PORT
                        GUERNSEY, GY1 3RR, BRITISH ISLES
                               +(44) 1481 729 980
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)


                              ---------------------


                 Please forward a copy of all correspondence to:

                            PETER A. BASILEVSKY, ESQ.
                      SATTERLEE STEPHENS BURKE & BURKE LLP
                           11TH FLOOR, 230 PARK AVENUE
                               NEW YORK, NY 10169
                                 (212) 818-9200


                              ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.


                              ---------------------


If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                        PROPOSED              PROPOSED           AMOUNT OF
TITLE OF EACH CLASS OF             AMOUNT TO BE      MAXIMUM OFFERING     MAXIMUM AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED (1)    PRICE PER SHARE (2)   OFFERING PRICE (2)       FEE (2)
---------------------------       --------------    -------------------   ------------------    ------------
Common stock, $0.10 par value       35,880,799            $0.675              $24,219,539          $3,069


(1) In the event of a stock split, stock dividend or similar transaction involving the shares of common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low price for the Common Stock as reported on the American Stock Exchange on May 04, 2004, which was US$0.675 per share.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

********************************************************************************
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN
   OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE
        SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
********************************************************************************



                              SUBJECT TO COMPLETION
                               DATED MAY 6, 2004.

                                   PROSPECTUS


                               -------------------


                           CANARGO ENERGY CORPORATION



                        [CANARGO ENERGY CORPORATION LOGO]



                        35,880,799 SHARES OF COMMON STOCK

This prospectus relates to the resale from time to time in one or more transactions of up to 35,880,799 shares of common stock of CanArgo Energy Corporation ("CanArgo") by certain of our stockholders who received or have the right to receive their shares in private placements in connection with certain completed corporate transactions. Please refer to "Selling Stockholders" beginning on page 15.

The prices at which the selling stockholders may sell their shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive the proceeds from the sale of the shares; however, we will receive proceeds from the sale of common stock under a certain Standby Equity Distribution Agreement dated as of February 11, 2004 with Cornell Capital Partners, L.P. ("Equity Line of Credit"). All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended ("Securities Act") will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the selling stockholders). See "Plan of Distribution" at page 21.

Our common stock is traded on the American Stock Exchange under the symbol "CNR". On April 21, 2004, the closing sale price of our common stock on The American Stock Exchange was US$0.96 per share. Our common stock is also traded on the Oslo Stock Exchange in Norway (Symbol: "CNR.OL").


                               -------------------


   SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT THE RISKS YOU SHOULD
          CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK


                               -------------------

Cornell Capital Partners, L.P. is an "underwriter" within the meaning of the Securities Act in connection with the sale of common stock under the Equity Line of Credit. Cornell Capital Partners, L.P. will pay a net purchase price of 97% of our market price as calculated in the Equity Line of Credit agreement. With the exception of Cornell Capital Partners, L.P., no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering.


                               -------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               -------------------


                   The date of this Prospectus is May o, 2004

TABLE OF CONTENTS

PROSPECTUS                                                              1
  PROSPECTUS SUMMARY                                                    3
  ABOUT CANARGO                                                         3
  THE OFFERING                                                          4
  RECENT DEVELOPMENTS                                                   5
  RISK FACTORS                                                          7
  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS            14
  USE OF PROCEEDS                                                      15
  THE SELLING STOCKHOLDERS                                             15
  EQUITY LINE OF CREDIT                                                18
  LIMITATION OF LIABILITY AND INDEMNIFICATION                          20
  SECTION 203 OF DELAWARE GENERAL CORPORATION LAW                      21
  PLAN OF DISTRIBUTION                                                 21
  LEGAL MATTERS                                                        24
  EXPERTS                                                              24
  WHERE YOU CAN FIND MORE INFORMATION                                  24
  DOCUMENTS INCORPORATED BY REFERENCE                                  24


                              -------------------


                               PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus and the information incorporated by reference herein carefully, including the "Risk Factors" section.

                                  ABOUT CANARGO

Unless the context requires otherwise, the references to "we", "us", "our", the "Company", or "CanArgo" refer collectively to CanArgo Energy Corporation and its subsidiaries.

CanArgo is an independent oil and gas exploration and production company headquartered in St Peter Port, Guernsey, British Isles operating in countries that are part of the former Soviet Union. We operate and carry out our activities as a holding company through a number of subsidiaries and associated companies. These companies are generally focused on one of our projects, and this structure assists in maintaining separate cost centers for these different projects.

Our principal activities are oil and gas exploration, development and production, principally in the Republic of Georgia, and to a lesser extent in Kazakhstan. We direct most of our efforts and resources to the development of the Ninotsminda Field and our exploration program, both located in Georgia. As we own certain drilling rigs and equipment, we also have a secondary interest in the provision of oilfield services to third parties in the oil and gas industry, principally in Georgia. In 2003, 97.2% of our total revenues were from oil and gas sales and 2.8% from oilfield services. Our management and technical staff have substantial experience in our areas of operation. Our principal product is crude oil, and the sale of crude oil is our principal source of revenue.

Our oil and natural gas reserves and production have been derived principally through development of the Ninotsminda Field. We typically focus on properties that either offer us existing production as well as additional exploitation opportunities, or exploration prospects which management believes have significant potential. We believe that our cash flow at current oil prices and current rates of production from operations and our financial resources including the receipt of proceeds from the sale of certain non-core assets will provide us with the ability to complete our near term development program on the Ninotsminda Field, while our current exploration drilling program in Georgia is being funded by third parties.

Our business strategy is focused on the following:

Further Development of Existing Properties

We intend to further develop our properties that have established oil and gas resources. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, horizontal drilling using under-balanced coiled tubing drilling, multilateral drilling, drilling new structures from existing locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

Growth Through Exploitation and Exploration

We conduct an active technology-driven exploitation and exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high-risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis and integration of geological and geophysical data and the interpretation of seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and, if considered appropriate, selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.

Pursuit of Strategic Acquisitions

We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects and seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins from which we leverage existing infrastructure and resources.

For the year ended December 31, 2003, we generated revenues in the amount of approximately US$8,105,000 and a net loss of approximately US$7,322,000. All of our proven oil and gas reserves are attributable to the Ninotsminda Field located in the Republic of Georgia which, as of January 1, 2004 amounted to approximately 6.762 million barrels of oil and 2.985 billion cubic feet of gas of which approximately 4.395 million barrels of oil and 1.941 cubic feet of gas accrue to the benefit of our operating subsidiary, the Ninotsminda Oil Company Limited under the Production Sharing Contract for the Ninotsminda Field, after deduction of the State Oil Company's share, which includes all Georgian taxes, levies and duties. These Production Sharing Contract volumes accrue to our benefit for the recovery of capital, repayment of operating costs and our share of profit from operations. For a discussion in greater detail of our business including our reserves and our interests in undeveloped acreage as of the end of our fiscal year ended December 31, 2003, our drilling results and the financial results of operations for our last fiscal year, you should read our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed with the SEC, which is incorporated by reference herein. See " Where You Can Obtain Additional Information" below.

Our address is P.O. Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, and our telephone number is +(44) 1481 729 980.

                                  THE OFFERING


COMMON STOCK OFFERED BY
SELLING STOCKHOLDERS............... Up to 35,880,799 shares based on current market prices. This number represents
                                    approximately 31.58% of our current
                                    outstanding stock and includes 23,000,000 shares of common stock to be issued under the Equity Line of Credit agreement,

                                    425,000 shares of common stock issued, and a further 425,000 shares of common stock to be issued to Cornell Capital Partners, L.P. in connection with the Equity Line of Credit agreement, 30,799 shares of common stock to be issued to our placement agent in connection with the Equity Line of Credit and 12,000,000 shares of common stock issued in connection with certain acquisition transactions. In the event that we draw down US$600,000 under the equity line, which is the maximum permitted advance within a six day period, we would be required to issue 582,524 shares of common stock on April 20, 2004, based on the lowest volume weighted average price of US$1.03 as reported on the Oslo Stock Exchange on that date.

COMMON STOCK TO BE OUTSTANDING
AFTER THE OFFERING................  Up to 149,494,304 shares.


USE OF PROCEEDS...................  Except for the proceeds from the sale of our common stock pursuant to the Equity Line of Credit, we will not receive any proceeds from the sale of the common stock. See "Use of Proceeds" and "Equity Line of Credit" for a complete description.


THE AMERICAN STOCK
EXCHANGE SYMBOL...................  CNR


The above information is based on 113,613,505 shares of common stock outstanding as of April 21, 2004.

                               RECENT DEVELOPMENTS

In February 2004 we announced that we had obtained State regulatory approval to an agreement to obtain 50% of the Contractor's interest in Block XIB (Samgori) Production Sharing Contract (the "Samgori PSC") in the Republic of Georgia and a 50% controlling interest in the license holder and operating company for Block XIB covering the Samgori Oil Field from Georgian Oil Samgori Limited. Georgian Oil Samgori Limited is a wholly owned subsidiary of the State Oil Company, Georgian Oil. The other conditions contained in the agreement were satisfied on April 16, 2004 and on April 19, 2004 we announced that we had completed the acquisition.

Upon completion of the acquisition we had a contractual obligation to issue 4 million shares of CanArgo Common Stock to Europa Oil Services Limited ("Europa"), an unaffiliated British Virgin Islands company in connection with a consultancy agreement with Europa in relating to this acquisition. On April 16, 2004 Europa was issued with 4 million restricted shares of CanArgo common stock in an arms length transaction. A further 12 million shares of CanArgo Common Stock are issuable upon certain production targets being met from future developments under the Samgori PSC.

On April 21, 2004, the common stock began trading on The American Stock Exchange under the symbol "CNR".

EQUITY LINE OF CREDIT

On February 11, 2004, we entered into an Equity Line of Credit with Cornell Capital Partners, L.P. Pursuant to the Equity Line of Credit, we may, at our discretion, periodically sell to Cornell Capital Partners, L.P. shares of common stock for a total purchase price of up to US$20,000,000. For each share of common stock purchased under the Equity Line of Credit, Cornell Capital Partners, L.P. will pay 97% of the lowest volume weighted closing bid price of our common stock on the Oslo Stock Exchange or other principal market on which our common stock is traded for the five days immediately following the notice date. Cornell Capital Partners, L.P. is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. Further, we have agreed to pay Cornell Capital Partners, L.P. 5% of the proceeds that we receive under the Equity Line of Credit. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us and to act as our exclusive placement agent in connection with the Equity Line of Credit pursuant to the Placement Agent Agreement dated February 11, 2004. For its services, Newbridge Securities Corporation received 30,799 restricted shares of our common stock. See "Equity Line of Credit" below for further details.

                                  RISK FACTORS

An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the risks described below, as well as all other information contained or incorporated by reference in this prospectus and any applicable prospectus supplements, before investing in our common stock. The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the price of our shares.

CURRENT OPERATIONS DEPENDENT ON SUCCESS OF THE NINOTSMINDA FIELD AND GEORGIAN EXPLORATION

We have directed substantially all of our efforts and most of our available funds to the development of the Ninotsminda Field in the Republic of Georgia, exploration in that area and some ancillary activities closely related to the Ninotsminda Field project. This decision is based on management's assessment of the promise of the Ninotsminda Field area. However, our focus on the Ninotsminda Field has over the past several years resulted in overall losses for us and we only achieved profitability in the last quarter of 2003. We cannot assure investors that the exploration and development plans for the Ninotsminda Field will be successful. For example, the Ninotsminda Field may not produce sufficient quantities of oil and gas to justify the investment we have made and are planning to make in the Field, and we may not be able to produce the oil and gas at a sufficiently low cost or to market the oil and gas produced at a sufficiently high price to generate a positive cash flow and a profit. Our subsidiary, Ninotsminda Oil Company Limited, through which we are developing the Ninotsminda Field, has also entered into certain short term supply and purchase agreements for natural gas production from the Ninotsminda Field on a fixed price basis. Our Georgian exploration program is an important factor for future success, and this program may not be successful, as it carries substantial risk. See "Oil and Gas Activities Involve Risks, many of which are Beyond Our Control" at page 8 for a description of these risks.

ADDITIONAL FUNDS NEEDED FOR LONG-TERM OIL AND GAS DEVELOPMENT PLANS

It will take many years and substantial cash expenditures to develop fully our oil and gas properties. We generally have the principal responsibility to provide financing for our oil and gas properties and ventures. Accordingly, we may need to raise additional funds from outside sources in order to pay for project development costs. We may not be able to obtain that additional financing. If adequate funds are not available, we will be required to scale back or even suspend our operations or such funds may only be available on commercially unattractive terms. The carrying value of the Ninotsminda Field may not be realized unless additional capital expenditures are incurred to develop the Field. Furthermore, additional funds will be required to pursue exploration activities on our existing undeveloped properties. While expected to be substantial, without further exploration work and evaluation the amount of funds needed to fully develop all of our oil and gas properties cannot at present be quantified.

POSSIBLE INABILITY TO FINANCE PRESENT OIL AND GAS PROJECTS

Our ability to finance most of our present oil and gas projects and other ventures according to present plans is dependent upon obtaining additional funding. An inability to obtain financing could require us to scale back or abandon part or all of our project development, capital expenditure, production and other plans. The availability of equity or debt financing to us or to the entities that are developing projects in which we have interests is affected by many factors, including:

o    world and regional economic conditions;

o    the state of international relations;

o the stability and the legal, regulatory, fiscal and tax policies of various governments in areas in which we have or intend to have operations;

o fluctuations in the world and regional price of oil and gas and in interest rates;

o the outlook for the oil and gas industry in general and in areas in which we have or intend to have operations; and

o    competition for funds from possible alternative investment projects.

Potential investors and lenders will be influenced by their evaluations of our projects, including their technical difficulty, in comparison with available alternative investment opportunities.

WRITE OFF OF UNSUCCESSFUL PROPERTIES AND PROJECTS

In order to realize the carrying value of our oil and gas properties and ventures, we must produce oil and gas in sufficient quantities and then sell such oil and gas at sufficient prices to produce a profit. We have a number of unevaluated oil and gas properties. The risks associated with successfully developing unevaluated oil and gas properties are even greater than those associated with successfully continuing development of producing oil and gas properties, since the existence and extent of commercial quantities of oil and gas in unevaluated properties have not been established. We could be required in the future to write off our investments in additional projects, including the Ninotsminda Field project, if such projects prove to be unsuccessful.

OIL AND GAS ACTIVITIES INVOLVE RISKS, MANY OF WHICH ARE BEYOND OUR CONTROL

Our exploration, development and production activities are subject to a number of factors and risks, many of which may be beyond our control. We must first successfully identify commercial quantities of oil and gas, which is inherently subject to many uncertainties. Thereafter, the development of an oil and gas deposit can be affected by a number of factors which are beyond the operator's control, such as:

o    unexpected or unusual geological conditions;

o    the recoverability of the oil and gas on an economic basis;

o    the availability of infrastructure and personnel to support operations;

o    local and global oil prices; and

o    government regulation and legal and political uncertainties.

Our activities can also be affected by a number of hazards, such as:

o    labor disputes;

o    natural phenomena, such as bad weather and earthquakes;

o operating hazards, such as fires, explosions, blow-outs, pipe failures and casing collapses; and

o environmental hazards, such as oil spills, gas leaks, ruptures and discharges of toxic gases.

Any of these hazards could result in damage, losses or liability for us. There is also an increased risk of some of these hazards in connection with operations that involve the rehabilitation of fields where less than optimal practices and technology were employed in the past, as was often the case in the countries that comprise the former Soviet Union. We do not purchase insurance covering all of the risks and hazards that are involved in oil and gas exploration, development and production.

RISK OF POLITICAL INSTABILITY AND TERRORISM WITH RESPECT TO FOREIGN OPERATIONS

Our principal oil and gas properties and activities are in the Republic of Georgia, which is located in the former Soviet Union. Operation and development of these assets is subject to a number of conditions endemic to former Soviet Union countries, including political instability. The present governmental arrangements in countries of the former Soviet Union in which we operate were established relatively recently, when they replaced communist regimes. If they fail to maintain the support of their citizens, other institutions, including a possible reversion to totalitarian forms of government, could replace these governments. Our operations typically involve joint ventures or other participatory arrangements with the national government or state-owned companies.

The production sharing contract covering the Ninotsminda Field is an example of such arrangements. As a result of such dependency on government participants, our operations could be adversely affected by political instability, terrorism, changes in government institutions, personnel, policies or legislation, or shifts in political power. There is also the risk that governments could seek to nationalize, expropriate or otherwise take over our oil and gas properties either directly or through the enactment of laws and regulations which have an economically confiscatory result. We are not insured against political or terrorism risks because management deems the premium costs of such insurance to be currently prohibitively expensive.

RISK OF SOCIAL, ECONOMIC AND LEGAL INSTABILITY

The political institutions of the countries of the former Soviet Union have recently become more fragmented, and the economic institutions of these countries have recently converted to a market economy from a planned economy. New laws have recently been introduced, and the legal and regulatory regimes in such regions are often vague, containing gaps and inconsistencies, and are constantly subject to amendment. Application and enforceability of these laws may also vary widely from region to region within these countries. Due to this instability, former Soviet Union countries are subject to certain additional risks including the uncertainty as to the enforceability of contracts.

In early 2002, the Georgian government requested assistance from the United States to combat terrorism in the Pankisi Gorge, a region of Georgia bordering the separatist Chechnya region of Russia. Social, economic and legal instability have accompanied these changes due to many factors which include:

o    low standards of living;

o    high unemployment;

o    undeveloped and constantly changing legal and social institutions; and

o    conflicts within and with neighboring countries.

This instability could make continued operations difficult or impossible. Recently Georgia has democratically elected a new President following a popular revolt against the previous administration in November 2003. Although the new administration has made public statements supporting foreign investment in Georgia, and specific written support for our activities, there can be no guarantee that this will continue, or that these changes will not have an adverse affect on our operations. There are also some separatist areas within Georgia that may cause instability.

TITLE TO PROPERTIES

Since all of the Company's oil and gas interests are currently held in countries where there is no private ownership of oil and gas in place, good title to the Company's interests is dependent on the validity and enforceability of the governmental licenses and production sharing contracts and similar contractual arrangements that the Company enters into with government entities, either directly or indirectly. As is customary in such circumstances, the Company performs a minimal title investigation before acquiring its interests, which generally consists of conducting due diligence reviews and in certain circumstances securing written assurances from responsible government authorities or legal opinions. The Company believes that it has satisfactory title to such interests in accordance with standards generally accepted in the crude oil and natural gas industry in the areas in which it operates. The Company's interests in properties are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, none of which the Company believes materially interferes with the use of, or affects the value of, such interests. However, as is discussed elsewhere, there is no assurance that Company's title to its interests will be enforceable in all circumstances due to the uncertain nature and predictability of the legal systems in some of the countries in which the Company operates.

INADEQUATE OR DETERIORATING INFRASTRUCTURE IN THE FORMER SOVIET UNION.

Countries in the former Soviet Union often either have underdeveloped infrastructures or, as a result of shortages of resources, have permitted infrastructure improvements to deteriorate. The lack of necessary infrastructure improvements can adversely affect operations. For example, the lack of a reliable power supply caused Ninotsminda Oil Company Limited to suspend drilling of one well and the testing of a second well during the 1998-1999 winter season, although the availability of electrical power supplies has been more regular since that time.

CURRENCY RISKS IN FORMER SOVIET UNION COUNTRIES

Payment for oil and gas products sold in former Soviet Union countries may be in local currencies. Although we currently sell our oil principally for U.S. dollars, we may not be able to continue to demand payment in hard currencies in the future. Although most former Soviet Union country currencies are presently convertible into U.S. dollars, there is no assurance that convertibility will continue. Even if currencies are convertible, the rate at which they convert into U.S. dollars is subject to fluctuation. In addition, the ability to transfer currencies into or out of former Soviet Union countries may be restricted or limited in the future.

We may enter into contracts with suppliers in former Soviet Union countries to purchase goods and services in U.S. dollars. We may also obtain from lenders credit facilities or other debt denominated in U.S. dollars. If we cannot receive payment for oil and oil products in U.S. dollars and the value of the local currency relative to the U.S. dollar deteriorates, we could face significant negative changes in working capital.

TAX RISKS IN FORMER SOVIET UNION COUNTRIES

Countries in the former Soviet Union frequently add to or amend existing taxation policies in reaction to economic conditions including state budgetary and revenue shortfalls. Since we are dependent on international operations, specifically those in Georgia, we are subject to changing taxation policies including the possible imposition of confiscatory excess profits, production, remittance, export and other taxes. While we are not aware of any recent or proposed tax changes which could materially adversely affect our operations, such changes could occur although we have negotiated economic stabilization clauses in our production sharing contracts in Georgia and all current taxes are payable from the State's share of petroleum produced under the production sharing contracts.

CONFLICTING INTERESTS WITH OUR PARTNERS

Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have objectives and interests that may not coincide with ours and may conflict with our interests. Unless we are able to compromise these conflicting objectives and interests in a mutually acceptable manner, agreements and arrangements with these third parties will not be consummated.

We may not have a majority of the equity in the entity that is the licensed developer of some projects, that we may pursue in the countries that comprise the former Soviet Union, even though we may be the designated operator of the oil or gas field. In these circumstances, the concurrence of co-ventures may be required for various actions. Other parties influencing the timing of events may have priorities that differ from ours, even if they generally share our objectives. Demands by or expectations of governments, co-venturers, customers, and others may affect our strategy regarding the various projects. Failure to meet such demand or expectations could adversely affect our participation in such projects or our ability to obtain or maintain necessary licenses and other approvals.

Demand by or expectations of governments, co-venturers, customers and others may affect our strategy regarding the various projects. Failure to meet such demands or expectations could adversely affect our participation in such projects or our ability to obtain or maintain necessary licenses and other approvals.

GOVERNMENTAL REGISTRATION

Operating entities in various foreign jurisdictions must be registered by governmental agencies, and production licenses for development of oil and gas fields in various foreign jurisdictions must be granted by governmental agencies. These governmental agencies generally have broad discretion in determining whether to take or approve various actions and matters. In addition, the policies and practices of governmental agencies may be affected or altered by political, economic and other events occurring either within their own countries or in a broader international context.

CHANGES IN THE MARKET PRICE OF OIL AND GAS

Prices for oil and natural gas and their refined products are subject to wide fluctuations in response to a number of factors which are beyond our control, including:

o    global changes in the supply and demand for oil and natural gas;

o    actions of the Organization of Petroleum Exporting Countries;

o    weather conditions;

o    domestic and foreign governmental regulations;

o    the price and availability of alternative fuels;

o political conditions and terrorist activity in the Middle East and elsewhere; and

o    overall global and regional economic conditions.

A reduction in oil prices can affect the economic viability of our operations. There can be no assurance that oil prices will be at a level that will enable us to operate at a profit. While crude oil produced by Ninotsminda Oil Company Limited is sold close to the well head on the basis of world market prices (price based on the average of a number of quotations for a "marker" crude including Dated Brent Mediterranean or Urals Mediterranean at the time of sale) it is subject to an appropriate discount for transportation and other charges which can vary from contract to contract. Sales in 2003 were at an average discount of $7.70 to the price of Brent crude oil as quoted in the Platts Crude Oil Marketwire for Dated Brent Mediterranean compared to an average discount to the Brent price of $5.09 and $6.29 for sales in 2002 and 2001, respectively. The higher discount in 2003 was mainly due to significant upfront security payments being made by the buyer to Ninotsminda Oil Company Limited.

OIL AND GAS PRODUCTION COULD VARY SIGNIFICANTLY FROM RESERVE ESTIMATES

Estimates of oil and natural gas reserves and their values by petroleum engineers are inherently uncertain. These estimates are based on professional judgments about a number of elements:

o    the amount of recoverable crude oil and natural gas present in a reservoir;

o    the costs that will be incurred to produce the crude oil and natural gas;
     and

o    the rate at which production will occur.

Reserve estimates are also based on evaluations of geological, engineering, production and economic data. The data can change over time due to, among other things:

o    additional development activity;

o    evolving production history; and

o    changes in production costs, market prices and economic conditions.

As a result, the actual amount, cost and rate of production of oil and gas reserves and the revenues derived from sale of the oil and gas produced in the future will vary from those anticipated in the most recent report on the oil and gas reserves prepared by Oilfield Production Consultants (OPC), independent petroleum consultants, as of January 1, 2004. The magnitude of those variations may be material.

The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional productive zones in existing wells or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon our level of success in replacing depleted reserves.

OIL AND GAS OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION

Governments at all levels, national, regional and local, regulate oil and gas activities extensively. We must comply with laws and regulations which govern many aspects of our oil and gas business, including:

o    exploration;

o    development;

o    production;

o    refining;

o    marketing;

o    transportation;

o    occupational health and safety;

o    labor standards; and

o    environmental matters.

We expect the trend towards more burdensome regulation of our business to result in increased costs and operational delays. This trend is particularly applicable in developing economies, such as those in the former Soviet Union where we have our principal operations. In these countries, the evolution towards a more developed economy is often accompanied by a move towards the more burdensome regulations that typically exist in more developed economies.

COMPETITION

The oil and gas industry including the refining and marketing of crude oil products is highly competitive. Our competitors include integrated oil and gas companies, government owned oil companies, independent oil and gas companies, drilling and income programs, and individuals. Many of our competitors are large, well-established, well-financed companies. Because of our small size and lack of financial resources, we may not be able to compete effectively with these companies.

OPERATIONS ARE DEPENDENT ON CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE

Dr David Robson, the Chairman of the Board, President and Chief Executive Officer of CanArgo, is our executive who has the most experience in the oil and gas industry and who has the most extensive business relationships in countries that comprise the former Soviet Union. Our business and operations could be significantly harmed if Dr Robson were to leave us or become unavailable because of illness or death. Dr Robson through his consultancy company, Vazon Energy Limited, has signed a comprehensive Management Services Agreement with a rolling six-month notice period and a two-year non-competition clause effective from the date of termination of the agreement. We do not carry key employee insurance on any of our employees.

FUTURE STOCK ISSUANCES AND THE PROVISIONS OF DELAWARE LAW COULD HAVE ANTI-TAKEOVER EFFECTS

Our board of directors may at any time issue additional shares of preferred stock and common stock without any prior approval by the stockholders, which might impair or impede a third party from making an offer to acquire us. Holders of outstanding shares have no right to purchase a pro rata portion of additional shares of common or preferred stock issued by us. In addition, the provisions of
Section 203 of the Delaware General Corporation Law, to which we are subject, places certain restrictions on third parties who seek to effect a business combination with a company opposed by the company's board of directors. See the section entitled "Limitation of Liability and Indemnification--Section 203 of the Delaware General Corporation Law" in this prospectus.

RISK FACTORS ASSOCIATED WITH OUR STOCK

LIMITED TRADING VOLUME OF OUR COMMON STOCK MAY CONTRIBUTE TO OUR PRICE
VOLATILITY

Our common stock was only recently listed for trading on The American Stock Exchange. Prior to the listing, our stock was traded on the Over the Counter Bulletin Board ("OTCBB") in the United States and on the Oslo Stock Exchange, where our stock also continues to trade. During the twelve months ended December 31, 2003, the average daily trading volume for our common stock on the OTCBB as reported by Bloomberg was 65,874 shares. Even if we achieve a wider dissemination as to the shares offered by us, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS

The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by analysts, changing conditions in the oil and gas industry or changes in general market, economic or political conditions.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE

We have not paid any cash dividends to date on the common stock and there are no plans for such dividend payments in the foreseeable future.

RISKS ASSOCIATED WITH THIS OFFERING

As of the date that this registration statement is declared effective, up to US$20 million worth of our common stock may be issued under the Equity Line of Credit.

o The common stock to be issued under the Equity Line of Credit will be issued at a 3% discount to the lowest volume weighted average price for the 5 trading days immediately following the notice date of an advance. These discounted sales could cause the price of our common stock to decline.

o The issuance and sale of shares upon delivery of an advance by Cornell Capital Partners, L.P. pursuant to the Equity Line of Credit in the amount of up to US$20,000,000 are likely to result in substantial dilution to the interests of stockholders. There is no upper limit on the number of shares that we may be required to issue. This will have the effect of further diluting the proportionate interest and voting power of holders of our common stock and may result in a change of control of our Company.

o The continuously adjustable price feature of our Equity Line of Credit could require us to issue a substantially greater number of shares, which will cause dilution to existing stockholders. Our obligation to issue shares upon receipt of an advance pursuant to the Equity Line of Credit is essentially limitless. The following is an example of the amount of shares of our common stock issuable in connection with an advance of US$600,000 (the maximum) under the Equity Line of Credit, based upon the lowest volume weighted average price 25%, 50% and 75% below the volume weighted average price for our stock on the Oslo Stock Exchange on April 20, 2004.

                                                          Number        % of
         % Below        Price Per      With Discount    of shares    Outstanding
          Market         Share ($)         of 3%        Issuable        Stock
         -------        ----------     -------------    ---------    -----------
           25%             0.77             0.75          800,000         0.7
           50%             0.52             0.50        1,200,000        1.06
           75%             0.26             0.25        2,400,000        2.11

     As illustrated, the number of shares of common stock issuable in connection with an advance under the Equity Line of Credit will increase if the lowest volume weighted price of our stock declines, which will cause dilution to our existing stockholders.

o The significant downward pressure on the price of our common stock caused by the sale of significant amounts of common stock under the Equity Line of Credit could encourage short sales by third parties. Up to US$20 million worth of our common stock may be issued under the Equity Line of Credit. Such an event could place further downward pressure on the price of our common stock. This is especially the case if the shares being placed into the market exceed the market's ability to take up the increased stock or if the Company has not performed in such a manner to show that the equity funds raised will be used to grow the Company. Such an event could place further downward pressure on the price of common stock. Under the terms of our Equity Line of Credit the Company may request numerous draw downs pursuant to the terms of the equity line. Even if the Company uses the equity line to grow its revenues and profits or invest in assets which are materially beneficial to the Company the opportunity exists for short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of stock, the price decline that would result from this activity will cause the share price to decline further which in turn may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for the stock the price will decline. If this occurs, the number of shares of our common stock that is issuable pursuant to the Equity Line of Credit will increase, which will materially dilute existing stockholders' equity and voting rights.

o The selling stockholders intend to sell the shares of common stock being registered in this offering in the public market. That means that up to 35,880,799 shares of common stock, the number of shares being registered in this offering may be sold. Such sales may cause the market price of our stock to decline.

o Existing stockholders will experience significant dilution from the sale of shares under the Equity Line of Credit. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, for a given advance, we will need to issue a greater number of shares of common stock under the Equity Line of Credit as our stock price declines. If our stock price is lower, then our existing stockholders would experience greater dilution.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are incorporated by reference as set forth herein under the section entitled "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this prospectus. Important factors that could cause such a difference are discussed in this prospectus, particularly in the section entitled "Risk Factors." You are cautioned not to place undue reliance on the forward-looking statements.

Few of the forward-looking statements in this prospectus, including the documents that are incorporated by reference, deal with matters that are within our unilateral control. Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have interests that do not coincide with ours and may conflict with our interests. Unless the third parties and we are able to compromise their various objectives in a mutually acceptable manner, agreements and arrangements will not be consummated.

Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

o    the market prices of oil and gas;

o    uncertainty of drilling results, reserve estimates and reserve replacement;

o    operating uncertainties and hazards;

o    economic and competitive conditions;

o    natural disasters and other changes in business conditions;

o    inflation rates;

o    legislative and regulatory changes;

o    financial market conditions;

o accuracy, completeness and veracity of information received from third parties;

o    wars and acts of terrorism or sabotage;

o    political and economic uncertainties of foreign governments; and

o    future business decisions.

In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur or might not occur as anticipated. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

We will not receive any proceeds from sales of the shares of common stock covered by this prospectus, with the exception of the proceeds that we will receive from the issuance of the shares of common stock under the Equity Line of Credit. The maximum proceeds we may receive under the Equity Line of Credit is US$20 million, before deducting expenses and fees associated with the offering. To the extent that we issue shares of common stock under the Equity Line of Credit, we will use the proceeds for working capital purposes and to fund further operations in the Republic of Georgia.

                            THE SELLING STOCKHOLDERS

EQUITY LINE OF CREDIT

Of the 35,880,799 shares being offered under this prospectus, up to 23,000,000 shares will be acquired by Cornell Capital Partners, L.P. pursuant to the Equity Line of Credit. We entered into a US$20 million Equity Line of Credit with Cornell Capital Partners, L.P. on February 11, 2004. Pursuant to the Equity Line of Credit, we may, at our discretion, periodically issue and sell to Cornell Capital Partners, L.P. shares of common stock for a total purchase price of up to US$20 million. For each share of common stock purchased under the Equity Line of Credit, Cornell Capital Partners, L.P. will pay 97% of, or a 3% discount to, the lowest volume weighted average price of our common stock. The amount of each advance is subject to a maximum of US$600,000 per advance, with a minimum of six trading days between advances.

Cornell Capital Partners, L.P. is an "underwriter" within the meaning of the Securities Act in connection with the sale of common stock under the Equity Line of Credit. Under the terms of the Equity Line of Credit, Cornell Capital Partners, L.P. will retain 5% of each advance under the Equity Line of Credit. Cornell Capital Partners, L.P. will also receive a commitment fee of 2.34% of the US$20 million commitment based upon the Market Price (as defined in the Equity Line of Credit Agreement) for the common stock. Cornell Capital Partners, L.P. have already received US$5,000 in cash, and 425,000 restricted shares of common stock as a part-payment of this commitment fee, and will also receive a further and final part-payment of the commitment fee of US$5,000 in cash and 425,000 restricted shares of common stock once the SEC declares the registration statement effective or 120 calendar days from the date of signing of the Equity Line of Credit. Cornell Capital Partners, L.P. intends to sell any shares purchased under the Equity Line of Credit at the then prevailing market price. The 3% discount, the 2.34% commitment fee and the 5% retention are underwriting discounts. The 850,000 shares of common stock received by Cornell Capital Partners, L.P. are included in the shares being offered under this prospectus. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us and to act as our exclusive placement agent in connection with the Equity Line of Credit. For its services, Newbridge Securities Corporation received 30,799 restricted shares of our common stock. See "Equity Line of Credit" below for further details.

The shares issued in connection with the Equity Line of Credit will be issued in transactions intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Regulation D promulgated thereunder by the SEC and may not be offered or sold absent registration under the Securities Act or pursuant to an applicable exemption from such registration. We agreed, as soon as practicable after the closing of the Equity Line of Credit, to prepare and file with the SEC a registration statement registering the shares on Form S-3, if available, for resale. See "Equity Line of Credit at page 18.

PROVINCIAL SECURITIES LIMITED, GEORGIAN BRITISH OIL SERVICES COMPANY AND EUROPA OIL SERVICES LIMITED

The remaining 12,000,000 shares being offered under this prospectus were acquired by Provincial Securities Limited, Georgian British Oil Services Company and Europa Oil Services Limited in transactions described below.

On September 4, 2003, we concluded a transaction to acquire the interests of two of the minority partners, Provincial Securities Limited and Georgian British Oil Services Company ("GBOSC") in one of our subsidiaries CanArgo Norio Limited. In consideration for their shares in CanArgo Norio Limited, the minority partners were issued with 6 million restricted shares of CanArgo common stock. GBOSC was issued with 3,765,281 shares of CanArgo common stock and Provincial Securities Limited was issued with 2,234,719 shares of CanArgo Common Stock. On the basis of the closing price of the Company's stock on September 4, 2003 of $0.28 the stock issued to GBOSC and Provincial Securities Limited is valued at $1,054,278.68 and $625,721.32 respectively. Both GBOSC and Provincial Securities Limited have requested that their shares are issued to a nominee company, Forest Nominees Limited. The shares were issued in transactions intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder by the SEC and may not be offered or sold absent registration under the Securities Act or pursuant to an applicable exemption from such registration.

On December 12, 2003, we agreed to buy out GBOSC's interest in the Manavi M-11 project farm in agreement by issuing 2 million restricted shares of CanArgo Common Stock to GBOSC. On the basis of the closing price of the Company's stock on September 4, 2003 of US$0.33 the stock issued to GBOSC has an aggregate value of US$660,000. GBOSC also requested that these shares be issued to a nominee company, Forest Nominees Limited.

On April 19, 2004, we announced that all of the conditions to the agreement to acquire 50% of the Contractor's interest in the Samgori PSC and a 50% interest in the license holder and operating company for Block XIB from Georgian Oil Samgori Limited had been satisfied. Upon completion of the acquisition we had a contractual obligation to issue 4 million shares of CanArgo Common Stock to Europa, an unaffiliated British Virgin Islands company, in connection with a consultancy agreement between us and Europa in terms of which Europa provided certain consultancy services in relation to the original acquisition. On April 16, 2004 Europa was issued with 4 million restricted shares of CanArgo common stock in an arms length transaction intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder. On the basis of the closing price of the Company's stock on April 16, 2004 of US$0.97 on the OTCBB, the stock issued to Europa has an aggregate value of US$3,880,000. A further 12 million shares of CanArgo Common Stock are issuable upon certain production targets being met from future developments under the Samgori PSC. See "Recent Developments" at page 5 above for further details.

Our registration of the shares does not necessarily mean that any selling stockholder will sell any or all of its shares at any time or from time to time in one or more transactions.

The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of April 21, 2004. The shares registered for sale hereby are restricted and not available for trading on The American Stock Exchange or on the Oslo Stock Exchange until a Registration Statement filed with the SEC becomes effective or such shares can otherwise be offered and sold in transactions exempt from the registration requirements of the Securities Act. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. As of April 21, 2004, we had an aggregate of 113,613,505 common shares outstanding.

                                    SHARES          SHARES TO BE                                         PERCENTAGE OF
                                 BENEFICIALLY      ACQUIRED UNDER      SHARES TO BE     SHARES OWNED     COMMON STOCK
                                 OWNED PRIOR         THE EQUITY        SOLD IN THE       AFTER THE      OWNED AFTER THE
NAME OF SELLING STOCKHOLDER      TO OFFERING       LINE OF CREDIT        OFFERING         OFFERING       OFFERING (8)(%)
---------------------------      ------------      --------------      ------------     ------------    ----------------
Cornell Capital Partners, L.P.     425,000(1)         23,000,000        23,850,000(2)     23,850,000         15.95

Forest Nominees Limited          2,234,719(3)                 --         2,234,719         2,234,719          1.49

Forest Nominees Limited          3,765,281(4)                 --         3,765,281         3,765,281          2.52

Forest Nominees Limited          2,000,000(5)                 --         2,000,000         2,000,000          1.34

Europa Oil Services Limited      4,000,000(6)                 --         4,000,000         4,000,000          2.65

Newbridge Securities
Corporation                         30,799(7)                 --            30,799            30,799          0.02
                                ----------            ----------        ----------        ----------
TOTALS                          12,455,799            23,000,000        35,880,799        35,880,799
                                ----------            ----------        ----------        ----------


----------------

(1) Represents 261,782 shares of common stock issued on December 17, 2003 and the additional 163,218 shares of common stock issued on February 11, 2004 both issued as a part-payment of the one-time commitment fee in connection with Equity Line of Credit.

(2) The additional 425,000 shares of common stock represents the stock issued to Cornell Capital Partners, L.P. as a further portion of the one-time commitment fee upon the earlier of the receipt of confirmation from the SEC that the registration statement of which this prospectus forms a part is effective or 120 calendar days from the date of signing of the Equity Line of Credit.

(3) Represents shares received as consideration for the sale of shares held by Provincial Securities Limited in CanArgo Norio Limited.

(4) Represents shares received as consideration for the sale of shares held by Georgian British Oil Services Company ("GBOSC") in CanArgo Norio Limited.

(5) Represents shares issued to GBOSC in connection with the buy out by CanArgo of GBOSC's interest in the Manavi well M-11 in the Republic of Georgia.

(6) Represents shares issued to Europa Oil Services Limited in connection with the acquisition of 50% of the Contractor's interest in the Samgori PSC and a 50% interest in the license holder and operating company for Block XIB covering the Samgori Oil Field.

(7) Represents shares issued to Newbridge Securities Corporation in connection with the Placement Agent Agreement between CanArgo, Cornell Capital Partners, L.P. and Newbridge Securities Corporation dated February 11, 2004.

(8) Based upon a total amount of shares of CanArgo common stock outstanding after the Offering of 149,494,304.

This prospectus also covers any additional shares of common stock that become issuable in connection with the outstanding shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock and such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices upon exercise of outstanding special stock options and warrants in accordance with the anti-dilution adjustment provisions contained in the options and warrants.

                              EQUITY LINE OF CREDIT

SUMMARY

On February 11, 2004, we entered into a US$20 million Equity Line of Credit with Cornell Capital Partners, L.P. and terminated the original US$6 million equity line of credit entered into on December 17, 2003 with Cornell Capital Partners, L.P.

Cornell Capital Partners, L.P. is a private limited partnership. All operational and investment decisions of Cornell Capital Partners, L.P. are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, LLC, makes the operational and investment decisions on behalf of Yorkville Advisors, LLC. Mr. Angelo does not have voting control over the shares beneficially owned by Cornell Capital Partners, L.P. Cornell Capital Partners, L.P. acquired all shares being registered in this offering in financing transactions with us, which are described below.

Pursuant to the Equity Line of Credit, we may, at our discretion, periodically sell to Cornell Capital Partners, L.P. shares of common stock for a total purchase price of up to US$20 million. Subject to this limitation, we may draw down up to US$600,000 in any seven day period. For each share of common stock purchased under the Equity Line of Credit, Cornell Capital Partners, L.P. will pay 97% of, or a 3% discount to, the lowest volume weighted closing bid price of our common stock on the Oslo Stock Exchange ("OSE") on which our common stock is traded for the five days immediately following the notice date. Prices on the OSE are quoted in Norwegian Kroner ("NOK") and they shall be converted to US$ at the average closing mid market $/NOK price quoted in the London Financial Times during such a pricing period. Further, Cornell Capital Partners, L.P. will retain 5% of each advance under the Equity Line of Credit. The net effect of the 5% discount and the 3% retention is that Cornell Capital Partners, L.P. shall pay 92% of the applicable lowest volume weighted price for each share of CanArgo common stock. Cornell Capital Partners, L.P. will also receive a 2.34% commitment fee on the US$20 million facility based upon the Market Price (as defined in the Equity Line of Credit agreement). This commitment fee is payable in two parts. The first part comprised US$5,000 in cash and 425,000 shares of common stock of which 261,782 shares were issued on December 17, 2003 and 163,218 shares were issued on February 11, 2004. The second part comprising of US$5,000 in cash, and 425,000 shares of common stock will be paid upon the earlier of the declaration by the Securities and Exchange Commission ("SEC") that the registration statement of which this prospectus forms a part is effective or 120 calendar days from the date of signing of the Equity Line of Credit.

In addition, we engaged Newbridge Securities Corporation ("Newbridge"), a registered broker-dealer, to advise us and act as our exclusive placement agent in connection with the Equity Line of Credit. For its services, Newbridge received 30,799 restricted shares of our common stock. See "Equity Line of Credit" below for further details. Newbridge is a registered full service securities broker-dealer and investment banking provider which forms part of the integrated financial services company, Newbridge Securities, Inc. Newbridge will be acting as our exclusive placement agent in which capacity they will be reviewing the terms of the Equity Line of Credit to ensure that it conforms to industry standards. Guy Amico, the President of Newbridge, makes the investment decisions on behalf of Newbridge. Newbridge are independent of and have no existing relationship with Cornell Capital Partners, L.P.

The effectiveness of the sale of the shares under the Equity Line of Credit is conditional on us registering the shares of common stock with the SEC. The costs associated with this registration will be borne by us. There are no other significant closing conditions to draws under the equity line.

EQUITY LINE OF CREDIT EXPLAINED

Pursuant to the Equity Line of Credit, we may periodically sell shares of common stock to Cornell Capital Partners, L.P. to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every seven trading days. A closing will be held six trading days after such written notice at which time we will deliver shares of common stock and Cornell Capital Partners, L.P. will pay the advance amount less the 5% retention. There are no closing conditions for any of the draws other than the written notice and associated correspondence. We are limited however, on our ability to request advances under the Equity Line of Credit based on the number of shares we have registered on this registration statement and potentially the number of shares we have authorized. The stock issued to Cornell Capital Partners, L.P. under the Equity Line of Credit will be issued pursuant to both the American Stock Exchange listing requirements and the Rules of the Oslo Stock Exchange.

We may request advances under the Equity Line of Credit once the underlying shares are registered with the SEC. Thereafter, we may continue to request advances until Cornell Capital Partners, L.P. has advanced US$20 million or until 24 months after the effective date of the accompanying registration statement, whichever occurs first.

The amount of each advance is subject to a maximum amount of US$600,000, and we may not submit an advance notice within seven trading days of a prior advance. The amount available under the Equity Line of Credit is not dependent on the price or volume of our common stock. Our ability to request any advance is conditional upon us registering the shares of common stock with the SEC. In addition, we may not request advances if the shares to be issued in connection with such advances would result in Cornell Capital Partners, L.P. owning more than 9.9% of our outstanding common stock.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Equity Line of Credit, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions.

Assuming we issued the number of shares of common stock being registered in the accompanying registration statement at a recent volume weighted average price of US$1.03 per share on the OSE, we would issue approximately 19,417,475 shares of common stock to Cornell Capital Partners, L.P. for gross proceeds of US$20 million. We are registering 23,000,000 shares of common stock for the sale under the Equity Line of Credit. Accordingly, should the volume weighted average price per share of our common stock fall below US$0.86 per share we would need to register additional shares of common stock in order to fully utilize the US$20 million available under the Equity Line of Credit.

There is an inverse relationship between our stock price and the number of shares to be issued under the Equity Line of Credit. That is, as our stock price declines, we would be required to issue a greater number of shares under the Equity Line of Credit for a given advance.

Proceeds used under the Equity Line of Credit will be used in the manner set forth in the "Use of Proceeds" section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw.

In connection with the Equity Line of Credit, Cornell Capital Partners, L.P. will retain 5% of each advance. In addition, we have paid Cornell Capital Partners, L.P. an initial commitment fee of US$5,000 in cash and 425,000 shares of common stock. Upon SEC approval of this registration statement or 120 calendar days from the date of signing of the Equity Line of Credit we must pay Cornell Capital Partners, L.P., a further commitment fee in the form of US$5,000 in cash and 425,000 shares in our common stock. We have agreed to indemnify Cornell Capital Partners, L.P., Newbridge and their respective control persons against certain liabilities, including liabilities under the Securities Act.


                   LIMITATION OF LIABILITY AND INDEMNIFICATION

LIMITATION OF LIABILITY

Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of CanArgo will not be personally liable to CanArgo or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and (4) for any transaction resulting in receipt by the director of an improper personal benefit.

INDEMNIFICATION

Delaware General Corporation Law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against all reasonable expenses (including attorneys' fees) judgments, fines and amounts paid in settlement incurred in an action, suit or proceeding, other than in actions initiated by or in the right of the corporation, to which the indemnitee is made a party by reason of service as a director, officer, employee or agent, if such individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action, suit or proceeding, including one initiated by or in the right of the corporation. Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Delaware General Corporation Law allows and our Bylaws provide for the advance payment of an indemnity for expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

Our directors and officers are insured, under policies of insurance maintained by us, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons who may control us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                 SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

Section 203 of the Delaware General Corporation Law, which is applicable to CanArgo as a Delaware corporation, prohibits various business combinations between a Delaware corporation and an "interested stockholder," that is, anyone who beneficially owns, alone or with other related parties, at least 15% of the outstanding voting shares of a Delaware corporation. Business combinations subject to Section 203 include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits this type of business combination for three years after a person becomes an interested stockholder, unless:

o the business combination is approved by the corporation's board of directors prior to the date the person becomes an interest stockholder;

o the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans, in the transaction in which it becomes an interested stockholder; or

o the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.


                              PLAN OF DISTRIBUTION

Under the terms of the private placements, the shares registered for sale hereby are restricted and not available for trading on The American Stock Exchange or the Oslo Stock Exchange until after a Registration Statement filed with SEC becomes effective or offers and sales of such shares are otherwise exempt from the registration requirements of the Securities Act. Thereafter, the shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. The registration rights available to selling stockholders after the Registration Statement becomes effective shall terminate at such time as all shares qualified by this Registration Statement are sold by the selling stockholder in accordance with this prospectus or in accordance with the provisions of Rules 144, 144A or their equivalent under the Securities Act, or have been sold pursuant to a transaction effected through the facilities of the Oslo Stock Exchange in accordance with the provisions of Rule 904 or are otherwise freely transferable without restriction under applicable United States securities laws.

The selling stockholders may offer their shares, subject to the restrictions outlined above, at various times in one or more of the following transactions:

- in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

- in transactions including block trades, in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

- in transactions "at the market" to or through market makers in the common stock;

- in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

- through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

-    an exchange distribution in accordance with the rules of such exchange;

-    in privately negotiated transactions;

-    in transactions to cover short sales; or

-    in a combination of any of the foregoing transactions.

In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rules 144, 144A or 904 under the Securities Act rather than under this prospectus.

From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus. The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as broker, dealers or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may, and, we understand, in the case of Cornell Capital Partners, L.P., will be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sale of common stock under the Equity Line of Credit. Cornell Capital Partners, L.P. will pay us 97% of the Equity Line of Credit. Cornell Capital Partners, L.P. will pay us 97% of the lowest volume weighted average price of the common stock on the Oslo Stock Exchange for the five consecutive trading days immediately following the advance date. In addition, Cornell Capital Partners, L.P. will retain 5% of the proceeds received by us under the Equity Line of Credit and receive a one-time commitment fee paid by the issuance of 850,000 shares of common stock which shall be issued in two equal tranches of 425,000 shares. The 3% discount, the 5% retention and the 2.34% commitment fee on the US$20 million facility are underwriting discounts. Such commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither any selling stockholders nor we can presently estimate the amount of such compensation. Because selling stockholders may, and, we understand, in the case of Cornell Capital Partners, L.P. will be deemed to be "underwriters" within the meaning of the Securities Act, selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospectus delivery requirements of the Securities Act.

As an underwriter of the Equity Line common stock, Cornell Capital Partners, L.P. is subject to the same restrictions as any underwriter, including the prospectus delivery requirements of Section 5(b)(2) of the Securities Act and the applicable restrictions of Regulation M, with respect to short selling activities. Cornell Capital Partners, L.P. and Newbridge Securities Corporation have agreed that they will not, and that they will cause their affiliates not to, engage in any short sales of or hedging transactions with respect to our common stock.

Cornell Capital Partners, L.P. was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners, L.P. is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners, L.P. does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. We will pay the entire expenses incidental to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify Cornell Capital Partners, L.P., Newbridge and their controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately US$80,000, as well as retention of 5% of the gross proceeds received under the Equity Line of Credit.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities in connection with the offer of the shares, including liabilities arising under the Securities Act.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, if we are notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.


                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York.


                                     EXPERTS

The consolidated financial statements as of December 31, 2003 and for then year ended, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by L J Soldinger Associates LLC, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, of CanArgo Energy Corporation for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December, 31, 2003, has been prepared by Oilfield Production Consultants and such reserve report dated January 1, 2004 has been incorporated herein in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.


                       WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference rooms at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that we file electronically.

This prospectus is part of a registration statement that we filed with the SEC (registration number 333-O). The registration statement contains more information than this prospectus regarding CanArgo Energy Corporation and our common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its Internet site.

Our common stock is listed on The American Stock Exchange under the symbol "CNR". Our common stock is also listed on the Oslo Stock Exchange under the symbol "CNR.OL". Information about us is also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10005.


                       DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed:

-    Annual Report on Form 10-K for the year ended December 31, 2003, as amended

- The description of CanArgo's common stock contained in Form 8-A/12B dated April 19, 2004

-    Definitive Proxy Materials dated April 19, 2004.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon request, a copy of the foregoing documents (without exhibits). Written or telephone requests for such copies should be directed to the Corporate Secretary, CanArgo Energy Corporation, PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, +(44) 1481 729 980.

You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

================================================================================



                                35,880,799 SHARES




                        [CANARGO ENERGY CORPORATION LOGO]




                           CANARGO ENERGY CORPORATION



                                  COMMON STOCK




                            -------------------------

                                   PROSPECTUS

                            -------------------------





                                   MAY  o ,  2004



================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses, all of which are to be borne by the Company, in connection with the registration, issuance and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee ..................................................  $ 3,932
Legal Fees and Expenses ...............................................   55,000
Accountant's Fees and Expenses ........................................   15,000
Printing Expenses .....................................................    5,000
Miscellaneous .........................................................    5,000
                                                                         -------
Total .................................................................   83,932
                                                                         -------

Item 15. Indemnification of Directors and Officers.

Delaware General Corporation Law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against all reasonable expenses (including attorneys' fees) judgments, fines and amounts paid in settlement incurred in an action, suit or proceeding, other than in actions initiated by or in the right of the corporation, to which the indemnitee is made a party by reason of service as a director, officer, employee or agent, if such individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action, suit or proceeding, including one initiated by or in the right of the corporation. Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Delaware General Corporation Law allows and our Bylaws provide for the advance payment of an indemnity for expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

The directors and officers of the registrant are insured, under policies of insurance maintained by the registrant, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

See Item 17(c) below for a discussion of the SEC's position with respect to the enforceability of such indemnification provisions in regard to violations of the Securities Act.

Item 16. Exhibits.

The following exhibits are filed as part of this registration statement.

Exhibit
  No.     Description of Exhibit
-------   ----------------------
1.1       Standby Equity Distribution Agreement between Cornell Capital
          Partners, L.P. and CanArgo Energy Corporation dated February 11, 2004

3.1       Certificate of Incorporation of the Registrant, as amended(1)

3.2       By-laws of the Registrant(2)

4.1       Form of Specimen of Common Stock Certificate(3)

5.1 Opinion of Satterlee Stephens Burke & Burke LLP as to the legality of the securities being registered (to be filed by amendment)

10.1      Registration Rights Agreement between CanArgo Energy Corporation and
          Cornell Capital Partners, L.P. dated February 11, 2004

10.2      Placement Agent Agreement between CanArgo Energy Corporation,
          Newbridge Securities Corporation and Cornell Capital Partners, L.P.
          dated February 11, 2004

10.3      Escrow Agreement among CanArgo Energy Corporation, Cornell Capital
          Partners, L.P. and Butler Gonzalez LLP dated February 11, 2004

10.4      Termination Agreement between CanArgo Energy Corporation and Cornell
          Capital Partners, L.P. dated February 11, 2004

10.5      Agreement between CanArgo Samgori Limited and Georgian Oil Samgori
          Limited dated January 8, 2004

10.6      Consultancy Agreement between CanArgo Energy Corporation and Europa
          Oil Services Limited dated January 8, 2004

23.1 Consent of Satterlee Stephens Burke & Burke LLP to the use of their opinion with respect to the legality of the securities being registered (included in opinion filed as Exhibit 5.1)

23.2      Consent of L J Soldinger Associates LLC

23.3      Consent of PricewaterhouseCoopers LLP

23.4      Consent of Oilfield Production Consultants


------------------

1 . Incorporated by reference from the Company's Proxy Statement dated April 19, 2004 and Form 8-K filed July 15, 1998

2 . Incorporated herein by reference from Post-Effective Amendment No. 1 to Form S-1 Registration Statement, File No. 333-72295 filed on July 29, 1999

3. Incorporated herein by reference to Form 8-A/12B filed April 19, 2004

24.1 Power of attorney of certain signatories (contained on the signature page included in Part II of the Registration Statement)

Item 17. Undertakings.

The registration rights available to selling stockholders after the Registration Statement becomes effective shall terminate at such time as all shares qualified by this Registration Statement are sold by the selling stockholders pursuant to this prospectus or in accordance with the provisions of Rule 144 or its equivalent under the Securities Act or have been sold pursuant to a transaction effected through the facilities of the Oslo Stock Exchange in accordance with the provisions of Rule 904 or are otherwise freely transferable without restriction under applicable United States securities laws.

(a) Subject to the restrictions noted above, the undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on May 6, 2004.



                                          CANARGO ENERGY CORPORATION


                                          By: /s/ Vincent McDonnell
                                              ----------------------------------
                                              Vincent McDonnell
                                              Chief Financial Officer

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned officers and directors of CanArgo Energy Corporation, a Delaware corporation, do hereby constitute and appoint David Robson and Vincent McDonnell, and either of them, the lawful attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power of authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, post-effective amendments and supplements thereof, and to any and all instruments or documents filed as part of or in connection with such Registration Statement, and each of the undersigned hereby certifies and confirms all that said attorney and agent, shall do or cause to be done by virtue hereof. The Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the dates indicated below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


By: /s/ Vincent McDonnell                                        Date: May 6, 2004
    ---------------------------------------------------
    Vincent McDonnell, Chief Financial Officer

By: /s/ David Robson                                             Date: May 6, 2004
    ---------------------------------------------------
    David Robson, Chairman of the Board, President and
    Chief Executive Officer and Director

By: /s/ Russ Hammond                                             Date: May 6, 2004
    ---------------------------------------------------
    Russ Hammond, Director

By: /s/ Nils N. Trulsvik                                         Date: May 6, 2004
    ---------------------------------------------------
    Nils N. Trulsvik, Director

By: /s/ Michael Ayre                                             Date: May 6, 2004
    ---------------------------------------------------
    Michael Ayre, Director

                                  EXHIBIT INDEX

 FILED
HEREWITH                                                EXHIBIT
--------           -------------------------------------------------------------------------------------
   X        1.1    Standby Equity Distribution Agreement between Cornell Capital Partners, L.P. and
                   CanArgo Energy Corporation dated February 11, 2004

   X       10.1    Registration Rights Agreement between CanArgo Energy Corporation and
                   Cornell Capital Partners, L.P. dated February 11, 2004

   X       10.2    Placement Agent Agreement between CanArgo Energy Corporation, Newbridge Securities
                   Corporation and Cornell Capital Partners, L.P. dated February 11, 2004

   X       10.3    Escrow Agreement among CanArgo Energy Corporation, Cornell Capital Partners,
                   L.P. and Butler Gonzalez LLP dated February 11, 2004

   X       10.4    Termination Agreement between CanArgo Energy Corporation and Cornell
                   Capital Partners, L.P. dated February 11, 2004

   X       10.5    Agreement between CanArgo Samgori Limited and Georgian Oil Samgori Limited
                   dated January 8, 2004

   X       10.6    Consultancy Agreement between CanArgo Energy Corporation and Europa Oil
                   Services Limited dated January 8, 2004

   X       23.2    Consent of L J Soldinger Associates LLC

   X       23.3    Consent of PricewaterhouseCoopers LLP

   X       23.4    Consent of Oil Production Consultants

   X       24.1    Power of attorney of certain signatories (contained on signature page included in
                   Part II of the Registration Statement)
